Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Signs Agreement for a Firm Order of 20
New Airbus A330-200 Aircraft

Amsterdam, The Netherlands - December 15, 2006 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that it has signed an agreement with Airbus for a firm order of 20 new Airbus A330-200 widebody aircraft.

“This purchase reflects the continuation of our strong relationship with aircraft manufacturers like Airbus, and the continued growth of our business,” said Klaus Heinemann, Chief Executive Officer of AerCap.  “Given the limited production capacities of the aircraft manufacturers, AerCap orders placed directly with manufacturers are an important part of ensuring the expansion of our portfolio for the remainder of this decade.  The A330-200 aircraft in AerCap’s diverse portfolio help us meet the needs of a large number of operators worldwide who rely on the A330-200 as a successful component to various airline business models.”

Today’s announcement brings the number of aircraft for which AerCap has signed purchase contracts in the last twelve months to a total of 121. This includes a purchase agreement for 70 new aircraft through a joint venture announced earlier this year.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft and engine maintenance, repair and overhaul services and aircraft disassemblies through its certified repair stations. AerCap has a fleet of over 300 aircraft owned, managed or under contracted orders and a diversified commercial engine portfolio. AerCap is headquartered in The Netherlands and has offices in Ireland and the United States.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact:
Frauke Oberdieck, Corporate Communications
Tel. +31 20 655 9616
foberdieck@aercap.com